LEGAL PROCEEDINGS

On September 22, 2002, the Fund announced that it had entered into a settlement agreement with the plaintiff in two litigations then pending against the Fund. The first action, commenced in May 1997 in the U.S. Southern District of New York, alleged that the Fund's 1996 rights offering constituted a breach of fiduciary duty by the Fund's investment adviser and its directors. (Strougo v. Bassini et al. 97Civ.3579 (RWS).) The second action, brought by the same plaintiff in the same court, alleged violations of Sections 36(a) and 36(b) of the 1940 in connection with the investment advisory fee arrangements between the Fund and CSAM. (Strougo v. BEA Associates, 98 Civ.3725 (RWS).)

Under the terms of the settlement agreement, which has received final court approval:

* the Fund will be liquidated and its net assets distributed to shareholders;

* the class members in the rights offering litigation
(shareholders who owned shares during the period June 7, 1996 through July 17, 1996) who did not exercise their rights in the rights offering and sold their shares prior to the close of business on February 15, 2002 will be entitled to receive $1.00 per share sold, upon presentation of accurate and completed proof of claims,

* the class members in the rights offering litigation who exercised their rights in the rights offering and sold their shares prior to the close of business on February 15, 2002 will be entitled to receive $0.25 per share for rights which were exercised, upon presentation of accurate and completed proof of claims; and

* plaintiff will receive an award of attorneys' fees and related amounts of $515,000 plus reimbursement of expenses in the amount of $70,561.

The amounts payable to the class members and plaintiff's counsel fees and expenses (inclusive of any compensatory award to the plaintiff) will be payable in the first instance by CSAM, but most of those amounts are expected to be reimbursed by Gulf Insurance Company ("Gulf"), the issuer of an errors and omissions policy covering CSAM, the Fund and its directors and officers.

Under a separate agreement among the Fund, CSAM and Gulf, Gulf has agreed: (i) to reimburse CSAM for up to $750,000 of the plaintiff's legal fees and related amounts and up to $75,000 of expense reimbursements to plaintiff's counsel; (ii) to reimburse the Fund and CSAM for the cost of funding the settlement payments to all of the class plaintiffs in the rights offering litigation up to a cap which is sufficient to satisfy all claims; and (iii) to reimburse $512,500 of costs and attorneys's fees billed by CSAM, the Fund and the individual defendants prior to December 31, 2001 for defense of the two actions (the "Defense Fee") and 87.5% of all costs and fees billed to CSAM, the Fund and the individual defendants after December 31, 2001 in connection with the litigation and settlement of the two actions (with the remaining 12.5% to be borne equally by CSAM and the Fund).

CSAM will receive $506,250 of the Defense Fee and the Fund the balance, and in consideration therefor CSAM has agreed to waive its claim for indemnification from the Fund of the approximately $1.1 million in costs and fees incurred by it in connection with the fee litigation through September 30, 2002. CSAM has also agreed to waive any rights to indemnification from the Fund for any costs and fees incurred after December 31, 2001 in connection with the litigation and settlement of the two litigations which are not paid by the insurance carrier.

The liquidation of the Fund is to occur within 30 days following the issuance by the Securities and Exchange Commission of an exemptive order under the 1940 Act permitting the Fund's participation in the settlement on the terms described above. The Fund received the exemptive order from the Securities and Exchange Commission on March 31, 2005.